GEEKS ON CALL HOLDINGS, INC.
814 Kempsville Road, Suite 106
Norfolk, VA 23502

July 7, 2008

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Barbara Jacobs, Assistant Director

Re: Geeks On Call, Inc.
Registration Statement on Form S-1
Amendment 2 filed on July 7, 2008
File No. 333-150319

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the effective date for the registration statement referred to above be accelerated so that the registration statement will become effective at 4:30 p.m. Eastern Time on July 9, 2008, or as soon as practicable thereafter.

We acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GEEKS ON CALL HOLDINGS, INC.

By: _____
Richard Cole
Chief Executive Officer

N-GOCH Acceleration Request(17849_1) (2).DOC